

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

<u>Via Facsimile</u>
Jeremy R. Mork
President
Summer Highlands Limited
4519 Admiralty Way, Suite A
Marina del Rey, California 90292

> **Re:** **Summer Highlands Limited**
> **Form 10-12G and Related Filings**
> **Filed August 30, 2010**
> **File No. 000-54102**

Dear Mr. Mork:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mary Beth Breslin   for

Amanda Ravitz
Assistant Director

cc (via facsimile):   Jehu Hand — Hand & Hand PC